Mail Stop 3561

March 19, 2008

Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, New York 10022

> **Re:** **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 30, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2007**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2007**
> **Filed June 4, 2007**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2007**
> **Filed August 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2007**
> **Filed November 30, 2007**
> **File No. 1-9494**

Dear Mr. Kowalski:

    We have completed our review of your Form 10-K for the fiscal year ended
January 31, 2007 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director